

PowerInvestment℠

Issued by Caterpillar Financial Services Corporation

CHANGE FORM

Use this form to change the ownership of your investment in the Cat Financial variable denomination, floating-rate demand notes, add new investment or redemption options or change your designated banking or personal information. **Please remember to sign in section 6 and have signatures guaranteed. Signature Guarantees may be obtained from financial institutions. Incomplete forms cannot be processed.**

1 PLEASE PROVIDE THE FOLLOWING INFORMATION:

Your PowerInvestment℠ Number: ☐☐☐☐☐☐☐☐☐☐

Primary Owner's Social Security/Tax ID Number: ☐☐☐–☐☐–☐☐☐☐

2 FOR OWNERSHIP CHANGE(S), Check the type of change and follow instructions noted:

For changes to the primary PowerInvestment owner, to existing Social Security Numbers, or for changes due to a death, please call Investor Services at 1-800-233-2164, 7:30 a.m.-6:00 p.m. CST.

☐ Add an Owner

To add an owner, the signature(s) of the current owner(s) and the new owner must be Signature Guaranteed and the new owner must sign and provide their Social Security Number.

To help fight the funding of terrorism and money-laundering activities, the U.S. government has passed the USA PATRIOT Act, which requires banks, including our processing agent bank, to obtain, verify, record and, in certain circumstances, report information that identifies persons who engage in certain transactions with or through a bank. This means that, in order for us to sell you a Cat Financial PowerInvestment note, we will need the name, residential or street address (no P.O. boxes), date of birth and Social Security Number or other Tax ID or ALL PERSONS listed on the note.

Print Name to be Added

Social Security Number — Date of Birth

Street Address *(P.O. Box will not be accepted)*

City — State — Zip

☐ Remove an Owner

Print name and Social Security Number and sign in section 6. All owners (including owner to be removed) must sign and have their signature guaranteed in section 6.

Print Name to be Removed

☐ Name Change

To change your name, a copy of the marriage certificate, or original or certified copies of other legal documents substantiating the name change must be submitted.

Print Previous Name

Print New Name

3 TO CHANGE AN ADDRESS

☐ Address Change

To change an address, all owners must sign (Signature Guarantee not required).

Registered Address

Street Address *(P.O. Box will not be accepted)* Apt.

City — State — Zip

( ) Home Phone — ( ) Work Phone

Joint Owner's Address

Street Address *(P.O. Box will not be accepted)* Apt.

City — State — Zip

( ) Home Phone — ( ) Work Phone

Trustee Address

Street Address *(P.O. Box will not be accepted)* Apt.

City — State — Zip

( ) Home Phone — ( ) Work Phone

4 TO ADD INVESTMENT & REDEMPTION OPTIONS, Check the option and follow instructions noted:

These services allow you to transfer money to and from your designated bank account. For each of these services, you must **provide your bank information in section 5** of this form. Changes to payroll or pension deduction may be made by calling Investor Services at 1-800-233-2164, 7:30 a.m.-6 p.m. CST.

☐ Auto Invest

Monthly transfers made automatically from your designated bank checking account to purchase PowerInvestment notes ($50 per month minimum). To enroll, complete the following information and **fill out section 5** if you have not already established a designated bank account. If you have already designated a bank account, the same bank information will apply.

$ Amount to transfer on the 18th day of each month

(If transfer date falls on weekend or holiday, the transfer will occur on the business day prior to that date.)

☐ Wire Transfer

Check this box for on-request wire transfers from your investment balance to your designated bank checking account (minimum $1,000 per wire). You must also **fill out section 5** of this form and **obtain a Signature Guarantee** to add this section or make changes to the banking information. (A fee is charged for each wire transfer.)

5 COMPLETE DESIGNATED BANKING INFORMATION IF REQUIRED, or if changing information

Fill in this section if you selected any of the investment or redemption options listed in section 4. Bank account must be a checking account and **you must attach a voided check**. Only one designated bank account is allowed per PowerInvestment number. If you previously established a designated bank with another option, then that bank will apply for each of the options listed above and you do not have to fill in this section. **If you are making changes to established banking information, you must provide a Signature Guarantee in section 6.**

ABA Bank Routing No. (9 digits):

☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐

_____
Bank Account No.

_____
Bank Name

_____
Bank Address

_____
City   State   Zip

_____
Name(s) of Bank Account Holder

6 AUTHORIZE THE CHANGE(S) BY SIGNING BELOW. Each owner of the PowerInvestment notes must sign.

By signing below, I certify that (under penalty of perjury): (1) the number shown on this form is my current taxpayer identification number (or I am waiting for a number to be issued to me), and (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding. (Cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.) I hereby authorize Cat Financial PowerInvestment processing agent, the Northern Trust Company (Agent), to initiate debit entries and if necessary, credit entries to my designated bank account. This authorization will remain in full force until the Agent has been notified in writing and given sufficent time to act.

_____
Signature of Primary Owner

_____
Signature Guarantee Stamp

_____
Signature of Joint Owner

_____
Signature Guarantee Stamp

_____
Signature of Joint Owner

_____
Signature Guarantee Stamp

_____
Signature of Joint Owner

_____
Signature Guarantee Stamp

Signature Guarantees

A Signature Guarantee is designed to protect you and Cat Financial PowerInvestment against improper transactions or requests by unauthorized persons. It can be obtained from your bank or financial institution. A Signature Guarantee is required for certain ownership changes, to add wire transfer services, or to change banking information.

Description of Services You May Add

Auto Invest: a service that allows you to transfer funds electronically ($50 minimum monthly) from your designated bank checking account to purchase additional PowerInvestment notes each month. The additional notes will be purchased on or about the 18th of each month. Funds from said purchases will be available for redemption 5 business days after the date of credit.

Wire Transfer: a service that allows you to transfer funds electronoically ($1,000 minimum transfer) from your investment balance by calling 1-800-233-2164. The day and time your wire transfer will be received at your bank will vary based on the time of day complete transfer instructions are received by the agent bank. (A fee is charged for each wire transfer.)

Before You Mail:

1. Make certain your PowerInvestment number and Social Security Number/tax ID number are provided.
2. Verify the information supplied on this form is complete and accurate.
3. Verify Signature Guarantees have been obtained.
4. Call 1-800-233-2164 with any questions regarding this form, or to request an additional form.

Then Mail To:

Cat Financial PowerInvestment
P.O. Box 75956
Chicago, IL 60675-5956

For Overnight Mailings:

Cat Financial PowerInvestment
801 S. Canal St.
Suite C2N
Chicago, IL 60607

www.catfinancialpowerinvestment.com

Investor Services | **1-800-233-2164**
| M-F, 7:30 a.m.-6 p.m. CST

© 2007
Caterpillar Financial Services Corporation
Printed in U.S.A.